FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                           Pursuant to Rule 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2000

                               STOLT-NIELSEN S.A.
                 (Translation of registrant's name into English)

                            c/o Stolt-Nielsen Limited
                                  Aldwych House
                                  71-91 Aldwych
                                 London WC2B HN
                                     England
                    (Address of principal executive offices)

     Attached herewith is a press release announcing the financial results of the registrant for the fourth quarter and the year ended November 30, 1999.

     This Report of Foreign Issuer on Form 6-K is hereby incorporated by reference into the Offering Circular, dated January 21, 2000, which was filed as an exhibit to the registrant's Issuer Tender Offer Statement on Schedule 13E-4 and the registrant's Transaction Statement on Schedule 13E-3 filed on January 21, 2000, as such Schedules may be amended or supplemented.

                           STOLT-NIELSEN S.A. REPORTS

                      FOURTH QUARTER AND FULL YEAR RESULTS

     London, England - February 3, 2000 - Stolt-Nielsen S.A. (Nasdaq: STLTF, STLBY; Oslo Stock Exchange: SNIB) today reported results for the fourth quarter and the year ended November 30, 1999. Net income for the latest quarter was $15.4 million, or $0.28 per Common and Class B share, on net operating revenue of $446.2 million, compared with net income of $13.7 million, or $0.25 per share, on net operating revenue of $502.2 million for the fourth quarter in 1998. Adjusted for a non-recurring gain of $11.0 million for the recognition of a tax net operating loss carryforward in Stolt Sea Farm in Norway, net income for the fourth quarter of 1999 was $4.4 million, or $0.08 per Common and Class B Share. The weighted basic average number of shares outstanding for the fourth quarter of 1999 was 54.6 million compared to 54.5 million for the same period of 1998.

     Net income for the year ended November 30, 1999 was $46.9 million, or $0.86 per Common and Class B share, on net operating revenue of $1,780.9 million, compared with net income of $96.3 million, or $1.76 per share, on net operating revenue of $1,796.6 million for the same period in 1998. Adjusted for non-recurring items (which included a $11.0 million gain for the recognition of a tax net operating loss carryforward, $5.0 million in gains for asset sales, and a $4.4 million loss for restructuring charges), net income was $35.3 million or $0.65 per Common and Class B share for the year ended November 30, 1999 compared with $78.6 million or $1.44 per Common and Class B share, for the same period of 1998 (which included a $1.3 million gain after minority interest for a change in SCS drydocking policy, a $10.2 million gain on an insurance settlement, and $6.2 million in gains for asset sales). The weighted basic average number of shares outstanding for fiscal 1999 was 54.5 million, compared with 54.7 million in fiscal 1998.

     Commenting on the results, Jacob Stolt-Nielsen, Chairman and Chief Executive Officer of Stolt-Nielsen S.A. (SNSA) said, "1999 has been a difficult year in our transportation business due to an over supply of capacity. In our subsea services business demand fell because of significantly reduced oil field development in some parts of the world. The continuing improvement shown by the seafood business was very gratifying.

Stolt-Nielsen Transportation Group (SNTG)

     "I am pleased to report that in spite of the generally weak market, my prediction last year that SNTG would lose money in 1999 was too pessimistic. We earned a modest income from operations of $60.2 million, down from $98.4 million in 1998. During the year there was some recovery in demand for our services. Unfortunately, the surplus of parcel tankers continued to depress rates as ships, which had been ordered before the Asia Pacific crisis in 1997/98, entered the market.

     "Improvement was evident in the fourth quarter as we saw signs of firming in contract and spot markets for tankers and strong recovery in demand for our tank containers.

     "Profits in the Stolthaven Terminal division increased, helped by a higher contribution from our expanded terminal in Santos, Brazil and from our new joint venture companies in Asia Pacific.

     "In 1999 we continued to implement our strategy of building a global network. Our Stolt Parcel Tanker division has entered into a joint venture in the U.S. flag chemical market with Marine Transportation Corporation Inc. Our Stolt Tank Container division formed a network alliance with TransAmerica Leasing Inc., bringing together the largest tank container operator and the largest tank container lessor in the world. We continue to expand our Asia Pacific terminal network, through our minority interest in Dovechem Terminal Holdings Ltd., with terminals in China, Malaysia and Indonesia, and through the acquisition of a 50% interest in Jeong II Tank Terminal (JTT) in South Korea.

     "During fiscal 1999 we took delivery of 5 new buildings, totaling 124,100 deadweight tons, and an additional 6 new buildings are scheduled for 2000. These deliveries will bring to an end our 23-ship, $1.2 billion new building program, which has laid the foundation for the most modern and cost-effective parcel tanker fleet to serve our customers in the new century. At present we have no plans to contract additional new buildings.

Stolt Comex Seaway (SCS)

     "The low oil prices in the second half of 1998 and first quarter of 1999 led to substantial reductions in oil company expenditure on field development and maintenance throughout 1999. This situation was further exacerbated by the wave of oil company mergers that meant other work was delayed while the merging companies sorted out their future priorities. This has resulted in a substantial decrease in SCS's profit for 1999 to $16.2 million from $57.3 million in 1998.

     "In 1998 we set a strategy of expanding SCS's capabilities with the goal of becoming the global leader in the offshore construction market. The acquisition of ETPM in December 1999, together with the acquisition of a 49% stake in NKT Flexibles I/S, added to last year's purchase of Ceanic, has accomplished this goal. These acquisitions bring skilled people and a strong presence in the fast growing deepwater markets of West Africa, Brazil and the U.S. Gulf. Reflecting these significant changes, at the Annual General Meeting in April 2000, SCS will be renamed "Stolt Offshore S.A."

     In the fiscal 2000 first quarter ended February 29, 2000, SNSA will realize a non-recurring, non-operating gain of approximately $35 million from the dilution of its interest in SCS as a result of the SCS Class A shares issued as consideration to GTM (the former owner of ETPM) and NKT Holdings A/S (our joint venture partner in NKT Flexibles I/S). Later this month, SNSA will convert $100 million of debt owed by SCS to SNSA into SCS Class A Shares. As a result of the above, SNSA will increase its interest in SCS from 45% to 48%.

Stolt Sea Farm (SSF)

     "Last year I spoke of my confidence that SSF would continue to improve in 1999. I am pleased to say that this forecast proved accurate. In 1999 SSF had income from operations of $27.9 million almost doubling the $14.2 million achieved in 1998. Our results were particularly strong in North America and Iberia. In the former we made an important acquisition of International Aqua Foods Ltd. which will fit well with our existing operations in Western Canada and Maine. 1999 saw further reductions in unit production costs, strong demand and further development of our seafood center concept and our caviar project. The latter will soon reach commercial production levels. Later this year we plan to establish a web site for the direct marketing of caviar to the consumer.

Outlook

     "With the demand for transportation services now starting to improve, we expect to see a reduction in the oversupply of parcel tankers. Nonetheless, given the lag between improved demand and improved freight rates, the delay before higher rates are reflected in contract renewals, and an increase in interest cost of about $18 million resulting from the new building program, we are not expecting any significant improvement in SNTG's results in 2000. For SCS, the main challenge will be a rapid integration of ETPM. During 2000, the significant synergies we forecast will be offset by one-off charges so that SCS will also produce a modest result unless field development activity recovers quicker than we anticipate. SSF should continue to make steady progress in its existing operations and we will search for further acquisitions. "The progress we have made during 1999 in implementing our strategy will maintain each of our three businesses as market leaders offering competitive services to all of our customers. 1999 was seedtime. We look forward to future harvests," Mr. Stolt-Nielsen concluded.

     Stolt-Nielsen S.A. is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through its parcel tanker, tank container, terminal, rail, and barge services, provides integrated transportation for its customers. The Company also owns 45 percent of Stolt Comex Seaway S.A. (Nasdaq:
SCSWF, SCSAY; Oslo Stock Exchange: SCS, SCSA), which is among the largest subsea services contractors in the world. SCS specializes in providing engineering, flowline and pipeline lay, construction, inspection, and maintenance services to the offshore oil and gas industry. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, and caviar.

     This news release contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Additional information concerning these factors is contained from time to time in the Company's U.S. SEC filings, including but not limited to the Company's report on Form 20-F for the year ended November 30, 1998. Copies of these filings may be obtained by contacting the Company or the U.S. SEC.

                                               STOLT-NIELSEN S. A. AND SUBSIDIARIES
                                                 CONSOLIDATED STATEMENTS OF INCOME
                                            (IN THOUSANDS EXCEPT PER SHARE INFORMATION)

                                                          Three months ended                     Twelve months ended
                                                 Nov 30, 1999        Nov 30, 1998         Nov 30, 1999         Nov 30, 1998
                                                  (Unaudited)       (Unaudited)(a)         (Audited)            (Audited)
STATEMENTS OF INCOME

Net operating revenue:
Stolt-Nielsen Transportation Group:
   Tankers                                          $ 158,612           $ 158,714            $ 618,038            $ 657,821
   Tank Containers                                     57,626              54,925              206,116              218,789
   Terminals                                           14,902              13,379               55,350               53,768
Stolt Comex Seaway                                    149,426             223,883              640,726              649,764
Stolt Sea Farm                                         65,586              51,311              260,707              216,483
                                               ===============       =============       ==============       ==============
   Total net operating revenue                        446,152             502,212            1,780,937            1,796,625
                                               ===============       =============       ==============       ==============

Gross profit:
Stolt-Nielsen Transportation Group:
   Tankers                                             21,894              23,122               88,563              118,125
   Tank Containers                                     11,542              13,412               42,554               55,002
   Terminals                                            5,470               3,611               20,424               16,564
Stolt Comex Seaway                                      8,615              33,240               72,422              108,873
Stolt Sea Farm                                         14,876               9,767               46,687               31,519
                                               ---------------       -------------       --------------       --------------
   Total gross profit                                  62,397              83,152              270,650              330,083

Equity in net (loss)/income of                         (2,982)              2,502                4,690               17,250
non-consolidated joint ventures
Administrative and general expenses                   (39,721)            (43,448)            (158,746)            (157,061)
Restructuring charges                                    (519)                  0               (4,414)                    0
                                               ---------------       -------------       --------------       --------------
   Total income from operations                        19,175              42,206              112,180              190,272

Analysis of total income from operations
Stolt-Nielsen Transportation Group:
   Tankers                                              4,451               7,117               27,313               61,604
   Tank Containers                                      5,172               6,859               17,814               28,986
   Terminals                                            4,959               1,965               15,031                7,766
Stolt Comex Seaway                                     (5,209)             20,443               24,155               77,723
Stolt Sea Farm                                          9,802               5,822               27,867               14,193
                                               ---------------       -------------       --------------       --------------
   Total                                               19,175              42,206              112,180              190,272

Non-operating income/(expense):
   Interest expense, net                              (16,559)            (15,101)             (65,363)             (53,315)
   Foreign currency exchange gain/(loss), net             554                (395)               2,449                (288)
   Other (b)                                            1,083                 600                6,945               18,749
                                               ---------------       -------------       --------------       --------------
Income before income tax benefit/(provision)
   and minority interest                                4,253              27,310               56,211              155,418

Income tax benefit/(provision) (c)                     10,206              (8,169)                (481)             (26,530)
                                               ---------------       -------------       --------------       --------------
   Income after income taxes                           14,459              19,141               55,730              128,888

Minority interest                                         953              (5,425)              (8,822)             (32,613)
                                               ===============       =============       ==============       ==============
   Net income                                        $ 15,412            $ 13,716             $ 46,908             $ 96,275
                                               ===============       =============       ==============       ==============

PER SHARE DATA

Net income per share:
  Basic                                               $ 0.28              $ 0.25               $ 0.86               $ 1.76
  Diluted                                             $ 0.28              $ 0.25               $ 0.86               $ 1.75
                                               ---------------       -------------       --------------       --------------

Weighted average number of Common and
  Class B shares and equivalents outstanding:
   Basic                                               54,560              54,502               54,526               54,732
   Diluted                                             54,906              54,573               54,806               54,998
                                               ---------------       -------------       --------------       --------------

SELECTED CASHFLOW DATA

Capital expenditures and acquisition of              $ 81,426           $ 123,881            $ 325,086            $ 596,393
  subsidiaries (cash basis)

Depreciation and amortization (excluding
   drydocking)                                       $ 39,859            $ 37,929            $ 156,201            $ 132,814

(a)  The net income for the three months months ended November 30,1998 has been restated to include  adjustments of $346,  arising from the change in the  accounting  policy for  drydocking  made by a subsidiary  of the  Company.  This change in policy was effective at December 1, 1997 and restates the Gross profit and Minority interest.

(b)  The figures for the twelve months ended  November 30, 1999 include gains of $3,783 from the one-time sale of tank  containers and $1,230 from the sale of other assets.  The figures for the twelve months ended  November 30, 1998 include  one-time gains arising from an insurance settlement of $10,208 and from the sale of other assets of $6,176.

(c)  The net income  for the three  months and  twelve  months  ended  November  30, 1999  includes  a $11.0  million  gain for the recognition of a tax net operating loss carryforward in Stolt Sea Farm in Norway.

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
                                               STOLT-NIELSEN S. A. AND SUBSIDIARIES
                                                    CONSOLIDATED BALANCE SHEETS
                                                     (IN US DOLLAR THOUSANDS)

                                                                                                         Press Release
                                                                                                         November 30, Changes
                                                      November 30,          November 30,                 (all relates to SCS)
                                                         1999                  1998                              1998
                                                       (Audited)           (Audited)(a)               (Audited)
ASSETS

Cash and cash equivalents                                 $ 20,372              $ 37,776               $ 37,776           $ (0)
Trade receivables, net                                     317,032               336,019                336,019             (0)
Other current assets                                       250,999               251,498                253,304       $ (1,806)
                                                   ----------------      ----------------       --------------------------------
    Total current assets                                   588,403               625,293                627,099         (1,806)

Fixed assets, net of accumulated depreciation            2,116,420             2,083,512              2,089,813         (6,301)
Other non-current assets                                   372,531               299,320               288,049          11,271
                                                    ================      ================       ===============================
    Total assets                                       $ 3,077,354           $ 3,008,125            $ 3,004,961         $ 3,164
                                                    ================      ================       ===============================

LIABILITIES AND SHAREHOLDERS' EQUITY

Loans payable to banks                                    $ 34,103              $ 17,645               $ 17,645             $ 0
Current portion of long-term debt                           61,718                71,634                 71,634             $(0)
Accounts payable and accrued liabilities                   366,266               403,575                403,202             373
                                                   ----------------      ----------------       --------------------------------
    Total current liabilities                              462,087               492,854                492,481             373

Long-term debt                                           1,116,749             1,057,313              1,057,313             $(0)
Other non-current liabilities(b)                           356,892               325,591                319,687           5,904
                                                   ----------------      ----------------       --------------------------------
    Total current and non-current liabilities            1,935,728             1,875,758              1,869,481           6,277
                                                   ----------------      ----------------       --------------------------------

Capital stock and Founder's shares                          62,255                62,191                 62,191             $(0)
Paid-in surplus                                            347,654               347,019                347,019               0
Retained earnings                                          911,040               884,615                884,615               0
Accumulated other comprehensive income                     (45,299)              (27,434)               (24,321)         (3,113)
Treasury stock                                            (134,024)             (134,024)              (134,024)              0
                                                    ----------------      ----------------       --------------------------------
    Shareholders' equity                                 1,141,626             1,132,367              1,135,480          (3,113)
                                                    ================      ================       ================================
    Total liabilities and shareholders' equity         $ 3,077,354           $ 3,008,125            $ 3,004,961         $ 3,164
                                                    ================      ================       ================================

Total interest-bearing debt net of cash and cash       $ 1,192,198           $ 1,108,816            $ 1,108,816             $(0)
  equivalents:
                                                    ----------------      ----------------       --------------------------------


(a)  Reflects  reclassifications  and adjustments  subsequently made to figures included in the Quarter 4 1998 press release dated
     February 2, 1999.

(b)  Other non-current  liabilities includes minority interest in Stolt Comex Seaway S.A. of $223,722 and $226,281 at November 30,
     1999 and November 30, 1998, respectively.

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
                                               STOLT-NIELSEN S. A. AND SUBSIDIARIES
                                                  UNAUDITED OPERATING YARDSTICKS

                                                    1st Quarter      2nd Quarter      3rd Quarter      4th Quarter
TANKERS DIVISION:

Joint Service sailed-in time-charter index - actual
     1997                                               1.19             1.19             1.22             1.13
     1998                                               1.07             1.10             1.01             0.94
     1999                                               0.91             0.93             0.94             0.93

Volume of cargo carried - millions of tonnes
     Joint Service fleet:
     1997                                               3.0              2.8              3.2              2.9
     1998                                               3.2              3.5              3.2              3.2
     1999                                               2.9              3.4              3.5              3.5

     Regional fleets:
     1997                                               2.0              2.0              2.2              2.6
     1998                                               1.8              2.0              2.0              2.0
     1999                                               2.1              2.0              2.2              2.5

Operating days
     Joint Service fleet:
     1997                                             5,141            5,320            5,488            5,587
     1998                                             5,946            6,433            6,503            6,706
     1999                                             6,375            6,441            6,354            6,437

     Regional fleets:
     1997                                             6,007            6,099            6,151            7,329
     1998                                             5,461            5,619            5,641            5,575
     1999                                             5,694            5,656            5,819            5,878

Average number of ships operated in the period
     Joint Service fleet:
     1997                                                57               58               60               61
     1998                                                66               70               71               74
     1999                                                69               70               70               71

     Regional fleets:
     1997                                                67               66               67               81
     1998                                                61               61               61               61
     1999                                                62               61               64               65

Notes:
(a)  Joint Service and Regional fleet statistics include those for time-chartered ships
(b)  Regional fleet statistics include total joint venture activity and all cargo carried on behalf of the Joint Service
(c)  Regional fleet statistics include the results of both the Northern Europe and US Gulf barging activities
(d)  In the 4th quarter of 1997, the Company divested 26 non-strategic petroleum barges which operated in the US Gulf

TANK CONTAINER DIVISION:

Tank containers operated and leased at end of period
     1997                                            10,495           12,016           12,355           12,829
     1998                                            13,077           13,273           13,599           13,751
     1999                                            12,098           12,450           13,010           14,074

Tank container utilization - %
     1997                                              73.4%            71.8%            68.7%            71.5%
     1998                                              69.8%            69.1%            62.4%            64.6%
     1999                                              63.2%            66.8%            69.8%            70.3%

Note:
(a)  Tank containers  operated and leased at end of Quarter 1 1999 has been restated to include additional tanks managed on behalf of third parties

TERMINALS DIVISION:

Average marketable shell barrel capacity (millions of barrels)
     1997                                              4.49             4.49             4.71             4.71
     1998                                              4.76             4.80             4.80             4.90
     1999                                              4.90             4.92             4.96             4.96

Tank capacity utilization - %
     1997                                             75.9%            86.4%            77.6%            81.8%
     1998                                             89.6%            91.8%            91.2%            91.0%
     1999                                             92.8%            90.7%            87.3%            89.9%

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2000

                                             STOLT-NIELSEN S.A.


                                             By:/s/Alan B. Winsor
                                                --------------------------------
                                                Alan B. Winsor, Attorney-in-Fact